                                                                    Exhibit 99.2


                                             CONTACT: Kevin G. Lowery (media)
                                                      (609) 342-8533
                                                      Mitch Goldstein (analysts)
                                                      (609) 342-4879

- Vlasic Announces 1998 Third Quarter Results; On-Track With EPS Growth Goals For FY99 and Beyond.

- 3Q Pro Forma EPS $0.10 per Share Before Restructuring, One-Time, & Transition Charges of $0.56 Per Share.

- Alignment of Shipments with Consumption Impacts 3Q Operating Earnings $0.05; Larger Impact Expected in 4Q98.

- Announces it Will Launch Major New Product and Sales Channel Expansion Programs To Grow Core 'Vlasic' and 'Swanson' Businesses in FY99.

CHERRY HILL, NJ -- May 27, 1998 -- Vlasic Foods International (NYSE:VL), the $1.4 billion food company recently spun off by Campbell Soup Company, today announced its 1998 third quarter sales and earnings for the period ending May 3. Vlasic also said it is on-track with its previously announced financial goals and that it will launch two new product lines and a major sales channel expansion program in fiscal 1999. These programs will reverse trends and generate positive volume and consumption growth behind its core "Vlasic" and "Swanson" businesses in fiscal 1999.

         In addition, Vlasic said it is determined to continue to align shipments with consumption levels in its 1998 fourth quarter as it did in the third quarter of 1998. As a result, the company said it expects its fourth quarter to be at or near break-even before one-time charges. Depending on the level of accomplishment of this alignment objective, the result for the fourth quarter could be within a range of break-even to a loss of $0.05 per share before one-time charges. Vlasic also said it is ahead of schedule in the development of its independent infrastructure, including the implementation of a state-of-the-art MIS system.

         Vlasic Foods International President and Chief Executive Officer Robert
F. Bernstock, said, "Fiscal 1998 is a transition year on our road to becoming a truly great food company. We are now even more confident of delivering our fiscal 1999 financial goals which have never changed. We have made conscious decisions to do the right things in the short term, such as investing in brand building and aligning shipments with consumption, because they are necessary for the long-term health and growth of the business.

         "We're making the investments now and will ramp-up support next year using funds from cost savings programs. We will invest as we deliver on our financial goals," Bernstock added.

FISCAL 1998 THIRD QUARTER RESULTS

         Excluding restructuring, one-time and transition charges, pro forma diluted earnings per share for the third quarter were $0.10 per share. The realignment of shipments to consumption, which impacted earnings in the quarter by $0.05 per share, is not included in one-time charges.

         Pro forma earnings per share for the 1998 third quarter including restructuring, one-time, and transitional charges, which totaled $0.56 per share for the quarter, resulted in a pro forma net loss of $20.8 million or $0.46 per share, driven by:

                  - a previously announced $28 million pre-tax restructuring charge ($21.8 million after tax or $0.48 per share); and

                  - several unusual, non-recurring charges including start-up costs associated with new technology at its pickle plants, increased marketing accruals in its German gourmet foods business and the beginning of transitional MIS development charges totaling $4 million or $0.08 per share.

         Sales for the third quarter were $320 million, a 10 percent decline versus a year ago. The sales decrease was primarily due to lower sales in the U.S. frozen foods and pickle businesses. The decreases were driven about equally by both a reduction of retail inventories and by reduced consumption, linked to a lack of product innovation and a lack of advertising support. Third quarter sales were also adversely impacted by lower exports of beef from the company's Swift Armour unit in Argentina.

FISCAL 1999 BRAND BUILDING INITIATIVES

         The Company announced it will launch a series of marketing initiatives in fiscal 1999 that will result in modest volume growth for both its core "Vlasic" and "Swanson" businesses, a reversal of current trends. These initiatives include:

         - Major new product line launches for its "Vlasic" and "Swanson" businesses.

         - Sales expansion programs into alternate channels. This includes an estimated $25 million in programs that will begin shipping in June 1998.

         - New and bigger advertising campaigns for its "Vlasic" and "Swanson" brands.

         Bernstock said the Company will triple advertising spending on "Vlasic" and "Swanson" over the next two years. The Swanson campaign will mark the first television advertising for the brand in 5 years.

         "We are committed to growing our core 'Vlasic' and 'Swanson' businesses beginning next year," said Bernstock. "We will begin to announce details on these initiatives in August."

FISCAL 1998 NINE MONTH RESULTS

         Sales for the first nine months were $1.04 billion versus $1.10 billion a year ago. Pro forma diluted earnings per share before restructuring, one-time and transitional charges for the nine months were $0.56 versus $0.72 a year ago. Including the restructuring, one-time and transition charges, diluted earnings per share for the first nine months of fiscal 1998 were $0.01.

         On a pro forma basis, Vlasic Foods International earned $0.20 per diluted share in the first quarter of 1998 and $0.26 per diluted share in the second quarter.

         The $28 million pre-tax restructuring charge, announced by Campbell Soup prior to the spin off, provides for manufacturing efficiency and capacity utilization initiatives in Europe and the United States.

FORWARD LOOKING STATEMENT

This release contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company believes the assumptions underlying the forward-looking statements, including sales, operating costs, new product introductions and productivity gains are reasonable. However, any of the assumptions could be inaccurate, and therefore there can be no assurance that the forward-looking statements contained in the release will prove to be accurate.

                                       ###

                        VLASIC FOODS INTERNATIONAL INC.
                  PRO FORMA STATEMENTS OF EARNINGS (unaudited)
                    (in thousands except per share amounts)


                                                THREE MONTHS ENDED        NINE MONTHS ENDED
                                                ---------------------     -------------------------
                                                May 3,       April 27,    May 3,         April 27,
                                                1998         1997         1998           1997
                                                --------     --------     ----------     ----------
Net sales....................................   $320,694     $357,152     $1,043,863     $1,107,328
                                                --------     --------     ----------     ----------
Costs and expenses
   Cost of products sold.....................    231,457      248,967        750,681        779,963
   Marketing and selling expenses............     55,947       67,606        170,768        195,405
   Administrative and other expenses.........     19,087       15,597         51,676         50,811
   Restructuring charge......................     28,050           --         28,050         12,634
                                                --------     --------     ----------     ----------
                                                 334,541      332,170      1,001,175      1,038,813
                                                --------     --------     ----------     ----------
Pro Forma Earnings:
Earnings (loss) before interest and taxes....    (13,847)      24,982         42,688         68,515
   Interest expense, net.....................      9,204       10,100         29,524         30,300
                                                --------     --------     ----------     ----------
Earnings (loss) before taxes.................    (23,051)      14,882         13,164         38,215
Provision for income taxes...................     (2,273)       5,200         12,778         12,837
                                                --------     --------     ----------     ----------
Pro forma earnings (loss)....................   $(20,778)    $  9,682     $      386     $   25,378
                                                ========     ========     ==========     ==========
Pro Forma Earnings Per Share:
Per share - basic............................   $  (0.46)    $   0.21     $     0.01     $     0.56
Weighted average shares outstanding - basic..     45,455       45,455         45,455         45,455
Per share - assuming dilution................   $  (0.46)    $   0.21     $     0.01     $     0.55
Weighted average shares outstanding
   - assuming dilution.......................     45,455*      45,901         46,001         45,910

--------------------
* Excludes potentially dilutive shares as the result would be antidilutive.

                        VLASIC FOODS INTERNATIONAL INC.
            SUPPLEMENTAL SCHEDULE OF SALES AND EARNINGS (unaudited)
                    (in thousands except per share amounts)



                                                                                    Percent
                                              THREE MONTHS ENDED                    Change
                                              -------------------                   Excluding
                                              May 3,       April 27,    Percent     Restructuring
                                              1998         1997         Change      Charge
                                              --------     --------     -------     -------------
Sales
-----------------------------------------
Contributions:
     Frozen Foods                             $117,024     $147,133        -20%
     Grocery Products                          118,098      127,327         -7%
     Agricultural Products                      86,951       85,159          2%
     Eliminations                               (1,379)      (2,467)       -44%
                                              --------     --------
        Total sales                           $320,694     $357,152        -10%
                                              ========     ========
Earnings(1)
-----------------------------------------
Contributions:
     Frozen Foods                             $ (3,887)    $  8,644       -145%              -33%
     Grocery Products                           (6,208)      15,639       -140%              -25%
     Agricultural Products                      (3,752)         699       -637%             -580%
                                              --------     --------
Earnings (loss) before interest and taxes      (13,847)      24,982       -155%              -43%

Pro Forma Earnings and Earnings Per Share
-----------------------------------------
Interest, net                                    9,204       10,100         -9%
                                              --------     --------
Earnings (loss) before taxes                   (23,051)      14,882       -255%
Provision for income taxes                      (2,273)       5,200       -144%
                                              --------     --------
Pro forma earnings (loss)                     $(20,778)    $  9,682       -315%
                                              ========     ========
Earnings (loss) per share - basic             $  (0.46)    $   0.21
Earnings (loss) per share - assuming dilution $  (0.46)(2) $   0.21

---------------------
(1) Contributions to earnings by segment include the effects of the third quarter fiscal 1998 restructuring charge of $28.1 million before tax, $21.8 million after tax or $.48 per share, as follows:

     Frozen Foods              $ 9,700
     Grocery Products           17,950
     Agricultural Products         400
                               -------
                               $28,050
                               =======

(2)  Excludes potentially dilutive shares as the result would be antidilutive.

                        VLASIC FOODS INTERNATIONAL INC.
            SUPPLEMENTAL SCHEDULE OF SALES AND EARNINGS (unaudited)
                    (in thousands except per share amounts)



                                                                                    Percent
                                               NINE MONTHS ENDED                    Change
                                              -------------------                   Excluding
                                              May 3,       April 27,    Percent     Restructuring
                                              1998         1997         Change      Charges
                                              ----------   ----------   -------     -------------
Sales
-----------------------------------------
Contributions:
     Frozen Foods                             $  436,617   $  466,322       -6%
     Grocery Products                            342,381      377,461       -9%
     Agricultural Products                       272,431      271,305        0%
     Eliminations                                 (7,566)      (7,760)      -3%
                                              ----------   ----------
        Total sales                           $1,043,863   $1,107,328       -6%
                                              ==========   ==========
Earnings(1)
-----------------------------------------
Contributions:
     Frozen Foods                             $   34,251       35,774       -4%               14%
     Grocery Products                             12,879       27,761      -54%              -18%
     Agricultural Products                        (4,442)       4,980     -189%             -181%
                                              ----------   ----------
Earnings before interest and taxes                42,688       68,515      -38%              -13%

Pro Earnings and Earnings Per Share
-----------------------------------------
Interest, net                                     29,524       30,300       -3%
                                              ----------   ----------
Earnings before taxes                             13,164       38,215
Provision for income taxes                        12,778       12,837        0%
                                              ----------   ----------
Pro forma earnings                            $      386       25,378      -98%
                                              ==========   ==========
Earnings per share - basic                    $     0.01   $     0.56
Earnings per share - assuming dilution        $     0.01   $     0.55

---------------------
(1) Contributions to earnings by segment include the effects of restructuring charges in the third quarter fiscal 1998 of $28.1 million before tax, $21.8 million after tax or $.48 per share, and first quarter fiscal 1997 of $12.6 million before tax, $7.8 million after tax or $.17 per share, as follows:

                               Fiscal      Fiscal
                               1998        1997
     Frozen Foods              $ 9,700     $ 2,697
     Grocery Products           17,950       9,937
     Agricultural Products         400          --
                               -------     -------
                               $28,050     $12,634
                               -------     -------

                        VLASIC FOODS INTERNATIONAL INC.
                           BALANCE SHEET (unaudited)
                                 (in thousands)

                                                                    May 3,       August 3,
                                                                    1998         1997
                                                                    --------     --------
Current assets                                                      $346,432     $295,276
Plant assets                                                         511,832      515,646
Other assets, principally intangibles, net                            91,638       84,186
                                                                    --------     --------
                                                                    $949,902     $895,108
                                                                    ========     ========
Current liabilities, excluding payable to Campbell Soup Company     $165,094     $212,206
Payable to Campbell Soup Company                                     106,832           --
Long-term debt                                                       487,290        2,252
Nonpension postretirement benefits                                    31,562           --
Other liabilities                                                     26,203       48,352
Shareowners' equity                                                  132,921      632,298
                                                                    --------     --------
                                                                    $949,902     $895,108
                                                                    ========     ========
Total debt                                                          $503,715     $  2,252
                                                                    ========     ========